

May 11, 2023

Michael Casamento
Chief Financial Officer
Amcor plc
83 Tower Road North
Warmley, Bristol
United Kingdom, BX308XP

> **Re: Amcor plc**
> **Form 10-K for the Year Ended June 30, 2022**
> **Form 10-Q for the Quarter Ended December 31, 2022**
> **Form 8-K furnished February 7, 2023**
> **Response Letter Dated April 28, 2023**
> **File No. 001-38932**

Dear Michael Casamento:

We have reviewed your April 28, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 31, 2023 letter.

Response letter dated April 28, 2023

Form 10-K for the Year Ended June 30, 2022
Note 21. Segments, page 97

1. We note that in your response to our prior comment 4 you have provided gross profit margin trends for your five operating segments. Please also provide us with the applicable revenue amounts for each historic and forecasted period.

<u>Form 8-K furnished February 7, 2023</u>
<u>Exhibit 99.1 Earnings Release, page 14</u>

2.     We note from your response to our prior comment 6 that you use Adjusted Free Cash Flow as a financial performance measure.  Please revise to reconcile only to the most directly comparable GAAP measure, which would be net income, rather than "net cash used from operating activities."  Refer to item (10)(e)(i)(B) of Regulation S-K.  Also, please explain to us, and revise your disclosure in future filings, to provide more detail including the quantification and nature of the cost components included in the adjustment for "Russia-Ukraine conflict impacts, material transaction and integration related costs."

You may contact Claire Erlanger at (202) 551-3301 or Melissa Gilmore at (202) 551-3777 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Manufacturing